June 24, 2010

VIA USMAIL and FAX (949) 852-2729

Ms. Sharon C. Kaiser
Chief Financial Officer
Cornerstone Healthcare Plus REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

> **Re:** **Cornerstone Healthcare Plus REIT, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **File No. 000-53969**

Dear Ms. Kaiser:

We have reviewed your response letter dated June 14, 2010 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 4 – Investments in Real Estate, page F-13

1. We have reviewed your response to comment one. It is unclear from your response how you applied the guidance referenced to determine the significance of the acquisition under Rule 3-14 of Regulation S-X, given the purchase price of the property relative to your total assets at the date of acquisition. To the extent you relied upon the amount of offering proceeds, please provide a detailed description of how you reached the conclusion that no financial data regarding the property or lessee was required. In this regard, tell us where you are in the offering process, confirm

        that you are still in the initial distribution period and quantify the remaining proceeds used as a base for the calculation.


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        You may contact Michael Pokorny, at (202) 551-3714 or me, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Cicely L. LaMothe
Accounting Branch Chief